SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On April 19, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority and the Tel Aviv Stock Exchange, which report amended a report (the “Original Report”) previously filed in connection with the convening of a general meeting of shareholders on March 28, 2007

The main amendments to the Original Report related to the following issues:

Paragraph 1: The decision making process was updated.

Paragraph 2.1: The term of the proposed service agreement was amended.

Paragraph 2.2: The extent of services to be provided by the chairman of the board of directors was amended.

Paragraphs 2.5, 2.6 and 2.7 of the Original Report, related to the provision a motor vehicle and telephony services, were cancelled.

Paragraph 2.8 (Paragraph 2.12 of the Original Report): Additional provisions were added relating to financial awards.

Paragraph 2.10 of the Original Report, related to payment of an annual bonus under the proposed service agreement, was cancelled.

Paragraph 5 Additional explanations (b) and (f) were added and explanation number (e) (explanation (d) in the Original Report) was amended.

* No changes were made to the date and place of the General Meeting.

The above is a translation from Hebrew. Attached hereto as Exhibit 99.1 and incorporated herein by reference is a translation from Hebrew of the accompanying Immediate Report submitted the Israel Securities Authority and the Tel Aviv Stock Exchange.

Exhibit 99.1:	Immediate Report

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

April 25, 2007